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A-3-18-02

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02019570

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36212

RECEIVED MAR 12 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WM. P. BRENNAN & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5316 N. ILLINOIS
(No. and Street)

FAIRVIEW HEIGHTS (City) IL. (State) 62208 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK BRENNAN 618-257-3606
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MR. GARY A. SOLTYS
(Name — if individual, state last, first, middle name)

4509 N. ILLINOIS, SUITE 7, FAIRVIEW HEIGHTS, IL. 62208
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (10-99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William P. Brennan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wm. P. Brennan & Co., Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

William P. Brennan
Signature

President
Title

Jack L. Abbott
Notary Public

"OFFICIAL SEAL"
JACK ABBOTT
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES FEBRARY 29,2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS

FOR

WM. P. BRENNAN & COMPANY, INC.

FOR THE YEAR ENDED

DECEMBER 31, 2001

PERFORMED BY:

GARY A. SOLTYS, P.C.
CERTIFIED PUBLIC ACCOUNTANT
4509 NORTH ILLINOIS STREET
SUITE 7
SWANSEA, ILLINOIS 62226
(618) 234-3500

GARY A. SOLTYS
CERTIFIED PUBLIC ACCOUNTANT
4509 NORTH ILLINOIS STREET
SUITE 7
SWANSEA, ILLINOIS 62226
(618) 234-3500

FEBRUARY 25, 2002

INDEPENDENT ACCOUNTANT'S REPORT LETTER-PAGE ONE

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
WM. P. BRENNAN & COMPANY, INC.:

We have audited the statement of financial condition of Wm. P. Brennan & Company, Inc. as of December 31, 2001 and the related statements of income, retained earnings and cash flows for the year then ended.

We conducted our audit in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material aspects the financial position of Wm. P. Brennan & Company, Inc. as of December 31, 2001 as well as the results of its operations and changes in retained earnings and cash flows for the year then ended in conformity with generally accepted accounting principles as applied on a basis consistent with that of the previous year.

INDEPENDENT ACCOUNTANT'S REPORT LETTER-PAGE TWO

Further our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gary A. Soltys CPA

Gary A. Soltys,
Certified Public Accountant
February 25, 2002

WM. P. BRENNAN & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Current Assets		
Cash & Cash Equivalents	$ 1,937	
Cash: Segregated by Regulation	200	
Commissions Receivable	11,823	
Short-Term Investments	83,247	$ 97,207
Fixed Assets		
Building	$ 167,644	
Furniture & Equipment	20,537	
	$ 188,181	
Accumulated Depreciation	(42,236)	145,945
Intangible Assets (net of amortization)		
Covenants Not to Compete	$ 4,386	
Customer Lists	9,468	
Goodwill	1,494	15,348
TOTAL ASSETS		$ 258,500

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accrued Wages & Commissions	$ 15,135	
Notes Payable-Current Portion	4,044	$ 19,179
Long-Term Liabilities		
Notes Payable-Non-Current Portion		62,532
TOTAL LIABILITIES		$ 81,711
Stockholder's Equity		
Common Stock	$ 1,000	
Retained Earnings	182,182	
	$ 183,182	
Less: Treasury Stock	(6,393)	176,789
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 258,500

WM. P. BRENNAN & COMPANY, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

GROSS REVENUES AND COMMISSIONS		$ 362,829
Cost of Sales:		
Cancellations	$ 210	
Clearing Adjustments	6,505	
Clearance Fees	13,091	
Execution Fees	918	
Principal Clearance	532	21,256
GROSS PROFIT		$ 341,573
Administrative and Operating Expenses		
Amortization	$ 2,235	
Commissions	155,109	
Depreciation	4,280	
Interest Expense	6,541	
Officer's Compensation	88,668	
Operating Office Expenses	96,491	353,324
NET LOSS FROM OPERATIONS		$ (11,751)
OTHER INCOME		
Investment Income	$ 10	
Realized Gains on Sales of Investments	14,691	
Unrealized Gains on Holding Investments	3,692	18,393
NET INCOME		$ 6,642
Retained Earnings 1/1/01		175,540
Retained Earnings 12/31/01		$ 182,182

WM. P. BRENNAN & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities		
Commissions and Revenue from Operations		$ 377,706
Cash Outlays for Operating Activities		
Direct Costs of Sales-Fees	$ 23,289	
Interest Paid	4,683	
Officer's Compensation	94,668	
Salesmen's Commissions	155,003	
Administrative & Operating Expenses	96,491	(374,134)
Net Cash Flows from Operations		$ 3,572
Net Cash Flows from Financing Activities		
Retirement of Debt		(3,813)
TOTAL DECREASE IN CASH AND CASH EQUIVALENTS		$ (241)
CASH AND CASH EQUIVALENTS AT 1/1/01		2,178
CASH AND CASH EQUIVALENTS AT 12/31/01		$ 1,937

WM. P. BRENNAN & COMPANY, INC.
RECONCILIATION OF NET INCOME TO CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

NET INCOME			$ 6,642
Additions:			
Depreciation	$ 4,280		
Amortization	2,236		
Decrease-Receivables	12,834		
Decrease-Investments	2,678		22,028
Deductions:			
Increase in Segregated Cash	$ 100		
Decrease in Notes Payable	3,813		
Decrease in Accounts Payable	8,464		(12,377)
			$ 16,293
Income Items Effecting Short-Term Investments but Not Effecting Cash			
Additions:			
Margin Interest		$ 1,859	
Deductions:			
Investment Income	$ 10		
Realized Gains	14,691		
Unrealized Gains	3,692	(18,393)	$ (16,534)
DECREASE IN CASH AND CASH EQUIVALENTS			$ (241)

WM. P. BRENNAN & COMPANY, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

Total Stockholder's Equity		$ 176,789
Deductions and Charges:		
Non-Allowable Assets:		
Haircuts on Securities	$ 12,488	
Intangible Assets	15,348	
Fixed Assets (Net of Debt)	79,369	107,205
NET CAPITAL		$ 69,584
RECONCILIATION OF NET CAPITAL PER FOCUS REPORT & AUDIT:		
Net Capital Per Focus Report 12/31/01		$ 73,644
Audit Adjustments to Net Assets	$ (4,740)	
Audit Adjustments to Net Income	(6,397)	
Audit Adjustments to Haircuts	680	
Audit Adjustments to N/A Assets	27,016	
Audit Adjustments to N/A Liabilities	(359)	
Audit Adjustments to Capital	(20,260)	(4,060)
Net Capital Per Audit 12/31/01		$ 69,584
Minimum Capital Requirement		$ 30,000
Excess Net Capital		$ 39,584

WM. P. BRENNAN & COMPANY, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. ACCOUNTING METHODS

The company uses the accrual method of accounting for all of their financial reporting purposes. The accrual method of accounting recognizes revenue and expenses when they are earned or incurred rather than when they are actually received or paid. All other significant accounting principles are presented in the notes below.

2. PRESENTATION OF ACCOUNTS RECEIVABLE

The company reports accounts receivable at their net realizable value. The receivable reported on the statement of financial condition at December 31, 2001 consists of gross commissions reduced by various execution and clearance fees. The Company has experienced a 100% collection rate on such receivables and therefore, no allowance for bad debts has been established.

3. SHORT TERM INVESTMENTS

The Company carries short term investments on its balance sheet in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt & Equity Securities." The investments consists of equity investments readily available for sale. The investments are presented on the balance sheet at their fair market value as of December 31, 2001. All interest and dividend income earned on the investments is presented on the company's statement on income as investment income. The net gain or loss on investments sold during the year is presented on the statement of income as "Realized Gains & Losses on Sales of Investment. All other price fluctuations in securities held throughout the year are reflected on the statement of income as "Unrealized Gains & Losses from Holding Investments" with any decrease in value being charged against income in the year such decrease occurs.

WM. P. BRENNAN & COMPANY, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2001

---

4. FIXED ASSETS AND DEPRECIATION

The company reports fixed assets at cost and employs the straight line method of depreciation to write off the cost of these assets over their useful life. The straight line method of depreciation results in a ratable expense incurred over the useful life of the asset. The Company generally writes off equipment over a five year period and real estate over a 40 year period.

An annual expense based upon this method is recorded to depreciation expense on the income statement with a corresponding account on the balance sheet called accumulated depreciation which offsets the original cost of the fixed assets.

5. COVENANTS NOT TO COMPETE/CUSTOMER LISTS

The Company entered into a contract on December 23, 1993 to purchase essentially the rights to the customer list of an Illinois Corporation known as "Manns Co.". The contract also contained certain non-compete provisions protecting Wm. P. Brennan & Company, Inc. from any competition by Manns Co. The entire purchase price was $30,330.00 with $10,000.00 cash due at inception of the contract and the remaining $20,330.00 due at the beginning of 1994. The total purchase price was allocated under the terms of the contract as $10,000.00 for the covenant not to compete and $20,330.00 for the customer lists. The costs of these items will be ratably amortized beginning in January, 1994 over fifteen years with net amount shown on the statement of financial condition being the original purchase price less all amortization taken to date on the assets.

WM. P. BRENNAN & COMPANY, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2001

6. NOTES PAYABLE

The company carries Notes Payable on the balance sheet to the extent of the current principal amount due on the notes outstanding. The Note is further broken down between those principal payments which are due to be paid within the next twelve months being classified as a current liability and with all other remaining principal payments being classified as non-current.

The Notes are all owed to Tempo Bank and are secured by real estate owned by the Company. The information related to the notes at December 31, 2001 are as follows:

	Principal	Current	Non-Current	Annual Debt Service
NOTE # 1	$ 53,564	$ 2,678	$ 50,886	$ 6,316
NOTE # 2	$ 13,012	$ 1,366	$ 11,646	$ 2,707
TOTALS	$ 66,576	$ 4,044	$ 62,532	$ 9,023

WM. P. BRENNAN & COMPANY, INC.
AUDIT ADJUSTMENTS
DECEMBER 31, 2001

1. EXPLANATION OF ITEMS EFFECTING NET ASSETS & HAIRCUTS

Short Term Investments were decreased by $4,740 from the amount presented on the FOCUS report at December 31, 2001 to reflect the correct carrying value at December 31, 2001. The changes to investments caused a corresponding decrease to the haircut.

2. EXPLANATION OF ITEMS EFFECTING NET INCOME & CAPITAL

The audit adjusted income to reflect depreciation and amortization not expensed on the FOCUS report at December 31, 2001. Further adjustments were made to capital and statement of income to reflect the net distributions and additions to capital as compensation to officer. A small adjustment was made to interest expense to record the correct interest for the year. Additional changes were made to non admitted assets that also effected net income and any additions to capital.

3. AUDIT ADJUSTMENTS TO N/A ASSETS AND N/A LIABILITIES

The net fixed assets and book value of intangibles were decreased by the amount of respective depreciation and amortization expensed. Further, certain advances to shareholders classified as loans to shareholders were written off against income and removed from the balance sheet.

Long-term liabilities secured by the fixed assets of the company were adjusted to correct year end balances per our audit.

GARY A. SOLTYS
CERTIFIED PUBLIC ACCOUNTANT
4509 NORTH ILLINOIS STREET
SUITE 7
SWANSEA, ILLINOIS 62226
(618) 234-3500

FEBRUARY 25, 2002

ACCOUNTANT'S REPORT ON INTERNAL CONTROL

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
WM. P. BRENNAN & COMPANY, INC.:

In planning and performing our audit of the financial statements of Wm. P. Brennan & Company, Inc. for the year then ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

As required by Rule 17a-5(g)(1) of The Securities and Exchange Commission, we have made a study of the practices and procedures followed by Wm. P. Brennan & Company, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11). The Company is exempt from Rule 15c3-3 under Section C(K) (2) (B) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Our study ascertained that the conditions of the exemption were being complied with and nothing came to our attention to indicate that the exemption had not ben complied with during the year.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors and irregularities may occur and may not be detected. Projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by The American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with The Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under The Securities Exchange Act of 1934 and should not be used for any other purposes.

Gary A. Soltys,
Certified Public Accountant